SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

OneSource Information Services, Inc.

(Name of Subject Company (Issuer))

OSIS Acquisition Corp.

a wholly owned subsidiary of infoUSA Inc.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Vinod Gupta
Chairman of the Board and
Chief Executive Officer
5711 South 86th Circle
Omaha, NE 68127
(402) 593-4500

(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With a copy to:

Eric O. Madson, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
(612) 349-8500

(cover page continued on next page)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*	Set forth the amount on which the filing fee is calculated and state how it was determined

      ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

     Amount Previously Paid: Not Applicable
     Form or Registration No: Not Applicable
     Filing Party: Not Applicable
     Date Filed: Not Applicable

      ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☒ third-party tender offer subject to Rule 14d-1.

      ☐ issuer tender offer subject to Rule 13e-4.

      ☐ going-private transaction subject to Rule 13e-3.

      ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-11, 13.
ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.
EXHIBIT INDEX
Press Release

ITEMS 1-11, 13.

Not applicable.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint press release issued by the Filing Persons and OneSource Information Services, Inc. on April 29, 2004. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

EXHIBIT INDEX

Exhibit
No.
99.1	Joint press release issued by the Filing Persons and OneSource Information Services, Inc. on April 29, 2004.